February 15, 2008

VIA FEDERAL EXPRESS & EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Michael Fay
      Joseph Foti

      Re:   Six Flags, Inc.
            Form 10-K: for the fiscal year ended December 31, 2006 Form 10-Q: for the quarterly period ended June 30, 2007 Commission File No. 1-13703

Ladies and Gentlemen:

   I am in receipt of the additional comment letter dated February 6, 2008 of the staff (the "Staff") of the Securities and Exchange Commission regarding the Form 10-K for the year ended December 31, 2006 of Six Flags, Inc. ("Six Flags" or the "Company"). Set forth below are our responses to your numbered comments.

Prior Comment 2

1. Your response acknowledges our view that EITF Topic D-98 should be applied to redeemable minority interests, although we are still unclear as to why the absence of presentation of the limited partnership units based on their current redemption amount is reasonable in light of your particular facts and circumstances. You solely state your understanding "that the Staff has communicated that the earnings per share impact of such a redemption feature could be calculated based on the difference between the redemption amount and the fair value of the units." It appears that you are implicitly relying on the guidance in paragraphs 18 -19 of EITF Topic D-98 whereby only a redeemable "common stock" ownership interest would be treated in this manner for earnings per share purposes. Therefore, it is unclear to us whether you believe that your SFOG and SFOT limited partnership units are similar in features and characteristics to your outstanding common stock.

      In this regard, please provide us a detailed analysis of the characteristics of the limited partnership units of the SFOG and SFOT partnership parks that demonstrates whether the units are more akin to the features and characteristics being possessed by your common shareholders or more akin to a preferred ownership interest. As part of your analysis, completely and clearly describe the liquidation, voting, dividend/distribution, and any other significant contractual rights of the unit holders. In this regard, we note the unit holders are entitled to minimum annual distributions. Further, payment of the distributions on the limited partnership units as well as other obligations (capital expenditures, etc.) that are guaranteed by the parent appear to indicate that the units may be more akin to a "preferred" ownership interest.

      Our requested analysis is in response to your understanding that "the earnings per share impact of such a redemption feature could be calculated based on the difference between the redemption amounts and the fair value of the units." In the absence of your redeemable minority interest in limited partnership units being similar to a common ownership interest, we believe that you would be required to include the entire adjustment to the periodic redemption amount in the calculation of earnings per unit consistent with the guidance in paragraph 18 of EITF Topic D-98. Accordingly, you would need to adjust the carrying value of the limited partnership units up to their maximum redemption value using one of the methods described in paragraph 16 of Topic D-98, with those periodic redemption adjustments impacting earnings (loss) per unit.

           To respond to the comment, we will expand on the history and structure of the limited partnerships, and analyze whether the limited partnership units are akin to common stock.

           Background on the History and Structure of the Limited Partnerships

           The limited partnership structure was chosen for SFOG and SFOT decades ago for reasons that are very common to the decision to utilize the limited partnership form of doing business. First, it allowed for the limited partners to be the source of equity capital, while at the same time limiting their liability to the extent of their investment. Second, the partnership structure provided a more efficient form of doing business from a tax perspective as earnings/losses flow through to the partners and earnings can be distributed while only being subject to one level of income tax at the partner level. In a corporate structure, losses cannot be utilized by the shareholders for tax purposes and earnings are subject to tax at the corporate level and then once again at the shareholder level upon distribution. The limited partnership structure also accommodated the business objective of Six Flags to continue to manage the first two parks in the Six Flags chain. As the original limited partnerships approached their maturity in 1997, the limited partnership agreements were amended in connection with an auction process to extend their life to 2027 in the case of SFOG, and 2028 in the case of SFOT, and allow Six Flags to continue to be the managing party via the newly created general partnership interests.

           Within each of SFOG and SFOT, the limited partnership units are identical, regardless of whether they are owned by the third-party limited partners, the outside general partners or the Six Flags subsidiaries. Under the terms of the overall agreement with the limited partners, each limited partnership unit is entitled to a pro rata share of annual distributions of $58,234,000. Additionally, the Company is obligated to ensure that the partnerships spend an average of 6% of revenues during rolling five-year periods on capital expenditures. To the extent that the partnerships are unable to meet their required annual distributions to each limited partner or the required amount of capital expenditures, the Company's general partner subsidiaries are obligated to provide the necessary cash to meet the commitments.

           After meeting the minimum annual distributions, to the extent there is additional cash available for distribution, the outside general partners are entitled to $100. Then, the Company's general partner subsidiaries are entitled to a management fee equal to 3% of revenues plus interest plus the amount of any management fee not paid from prior years plus interest. After the management fee, any available cash is distributed 92.5% to the Company's general partner subsidiary and 7.5% to the limited partners in the case of SFOT, and 95% to the Company's general partner subsidiary and 5% to the limited partners in the case of SFOG, as an additional management incentive.

           The Company's general partner subsidiaries have an obligation to annually offer to purchase up to 5% of the outstanding limited partnership units, accumulating each year to the extent units are not purchased in any given year. The purchase obligation is the greater of (i) the weighted average EBITDA, as defined in the agreements, for the previous four years times 8.0 for SFOG and 8.5 for SFOT and (ii) a total equity value of $250 million for SFOG and $374.8 million for SFOT.

           The limited partners have identical voting rights, although those rights are somewhat limited due to the general partners having management control, and the limited partners are entitled to all of the net proceeds from the partnerships' dissolution in 2027 or later as permitted by the overall agreement on a pari passu basis.

           The Limited Partnership Units as In-Substance Common Stock

           Assuming the Company's minority interests related to SFOT and SFOG fall within Topic D-98, we believe that the limited partnership units with their 99% ownership interests must be viewed as the sole class of common stock with regard to the limited partnerships.

           To analyze whether the limited partnership units are akin to common stock, one must first compare the limited partnerships to corporations. In this regard, it is important to note that there is no corporate structural equivalent to the general partners. Their unlimited liability and management powers are not found in the ownership of common stock, and common stock is usually the instrument offered to raise the equity capital of a corporate entity, not merely a nominal position. Accordingly, the general partner subsidiaries' interests should be viewed as the functional equivalents of management contracts with supporting financial guarantees and incentive management distributions, and the limited partners as the common stock investors. The outside general partners of SFOG and SFOT should be viewed in the same manner, as their role is to replace the Company's general partner subsidiaries if there were to be a breach of the Company's obligations and the Company's general partner subsidiaries were removed. The above perspective is consistent with the history of the parties and the reason for the use of the limited partnership structure (i.e., equity capitalization by third parties while retaining Six Flags as the managing party and preserving income tax efficiency for the partners). It is also consistent with the motivation behind most limited partnership structures.

           Additional guidance for evaluating the overall question of whether the limited partnership units are akin to common or preferred stock would appear to be EITF 02-14 "Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock", which in paragraphs 6 and 7 addresses the qualities that make an instrument "in-substance common stock". While EITF 02-14 provides specific tests for considering whether an instrument is "in-substance common stock", the tests were unfortunately written for a corporation, and not a limited partnership. Nevertheless, they provide some guidance for consideration, whereas there would otherwise be none.

           The first test under EITF 02-14 is whether the limited partnership units are subordinate in a manner similar to common stock. The limited partnership units are subordinate to all of the liabilities of the partnerships and are entitled to all of the proceeds upon liquidation of SFOG and SFOT. The general partners receive no value allocation in liquidation. As such, the limited partner units have rights upon liquidation equal to common stockholders.

           A second test for in-substance common stock is that the instruments must bear the risks and rewards of ownership akin to common stock. Like common stock, each limited partnership unit has a limitation on liability that cannot exceed the investor's investment. The limited partners inherently benefit from the gains of the business and suffer the effect of losses. While the limited partnership units under the Company's circumstances have a right under the overall agreement to put their interests at certain times to the general partners, that right only limits the extent of the risk of loss to those individuals and is not relevant to the risk of loss inherent in the ownership units themselves (i.e., even if put, the limited partnership units retain all of the benefits and burdens of ownership of the partnership). It is up to the limited partners as to whether they wish to stay in the game or sell their interests under the put contract. Those individuals who retain ownership of the units will bear the risks and rewards of that ownership, just as they would if their interests were structured as the common stock of corporate entities instead of units in a limited partnership.

           The last test of in-substance common stock is that there is no preferential transfer of value. In the case of the limited partnership units, none have any preferential rights against each other. They are identical, and share the benefits and burden of ownership pari passu.

           As the limited partnership units appear to meet, by analogy, all of the qualities of in-substance common stock, it would appear reasonable to conclude that the units are akin to common stock for purposes of applying Topic D-98 to the Company's circumstances.

           We note that the items mentioned by the Staff in the comment, such as minimum annual distributions, the guarantee to maintain capital expenditures and other support provided by the Company in its role as manager (i.e., general partner), are not mentioned in EITF 02-14 or any other authoritative literature that we are aware of as being relevant to the question of whether an equity instrument is in-substance common stock.

           As to the guidance of Topic D-98, we note from discussion with our external auditors that the Staff's view is that Topic D-98 should be applied to redeemable minority common interests that do not fall within the scope of SFAS 150 or SFAS 133. However, we also understand that the Staff has communicated that the earnings per share impact of such a redemption feature could be calculated based on the difference between the redemption amount and the fair value of the units. In the case of the SFOG and SFOT limited partnership units, the redemption prices of the units do not currently exceed their fair value and have not exceeded fair value in the past. Therefore the unit holders have not received a preferential return that would impact the calculation of earnings per share.

           As discussed in our prior response letter, the Company's policy has been to account for the minority interest and the redemption feature using ARB 51 and to provide detailed disclosure of the redemption contingency. For any units purchased by the Company, step acquisition accounting is applied. As previously communicated the amounts paid by the Company to purchase the minority units have not exceeded fair value. In future filings, the Company will add to the historical disclosure by formally and specifically indicating that the Company reviews the operations of the two partnerships annually to determine if the fair value of the partnership units is less than the redemption amount. The disclosure will also indicate that earnings per share (and the carrying amount of the units) will be adjusted in the future if the redemption amount exceeds the fair value of the units.

2. Please provide us a further analysis supporting your assertion that the redemption price of the SFOG and SFOT limited partnership units do not exceed their underlying fair value. For example, consider providing an analysis for each of the partnership parks that quantifies on a per unit basis the present value of the minimum distributions to be received and the redemption amount under the two different valuation methods, along with supporting calculations.

           According to SFAS 157 "Fair Value Measurements," there is no better evidence of fair value than what happens in a marketplace between willing buyers and sellers. Please note that a long-term valuation requires assumptions about discount rates, growth rates, terminal values and numerous other factors that are subjective. Given the history of the transactions between the Company, the limited partners and the outside general partners, which support the Company's position that the purchase price does not exceed fair value, we do not believe valuation experts would be willing to assert a contrary position. To do so would be to ignore the evidence that the valuation profession considers to be the most persuasive. Accordingly, the valuation analysis would have to have its assumptions established and adjusted until the valuation analysis supported the same conclusion as the marketplace participants (i.e., that the redemption price does not exceed fair value).

           Accordingly, we are unsure as to the application of the additional information requested. For that reason, we respectfully request a discussion with the Staff about the requested analyses.

3. Please confirm that in performing step acquisition accounting upon a redemption of a limited partnership unit that you consider the difference between the amount paid and the GAAP carrying amount of the limited partnership units applying FASB Statement No. 141.

           We confirm that in performing step acquisition accounting upon the incremental purchase of a limited partnership unit, we consider the difference between the amount paid and the GAAP carrying amount of the limited partnership units applying FASB Statement No. 141.

   If you have any questions regarding this letter or otherwise, please call me at 212-652-9384.

                                        Sincerely,

                                        Six Flags, Inc.

                                        By: /s/ Jeffrey R. Speed
                                           -------------------------------------
                                           Name: Jeffrey R. Speed
                                           Title: Executive Vice President and
                                                  Chief Financial Officer